October 8, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Talon International, Inc. Responses to Staff Comments of September 24, 2013 with respect to: Preliminary Proxy Statement on Schedule 14A Filed September 6, 2013 File No. 001-13669

Ladies and Gentlemen:

On behalf of Talon International, Inc. (the “Company”), we hereby provide the following responses in reply to the comment letter dated September 24, 2013 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

1.      We note that your Board of Directors will be given discretion to set the exchange ratio for your reverse split and that even a 1-for-10 reverse split ratio would result in 90% reduction in the number of shares outstanding after the reverse split. We also note your disclosure on page 9 that you do not expect the reverse split to have an effect on your status as a public company or registration under the Exchange Act. Please tell us how you determined that the reverse split does not have a reasonable likelihood of producing, either directly or indirectly, any of the going-private effects listed in Exchange Act Rule 13e-3(a)(3)(ii). Please revise your proxy statement to disclose the number of record holders before and after completion and provide us with a supplemental an analysis as to why Rule 13e-3 concerns are not present. We may have further comment.

The Company considered Rule 13e-3 and the effects described in Rule 13e-3(a)(3)(ii) and concluded that the proposed reverse stock split will not have a reasonable likelihood of producing either of those effects.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403

office > 818.444.4500 fax > 818.444.4520 www.stubbsalderton.com

Securities and Exchange Commission October 8, 2013 Page 2

The Company currently has approximately 80 holders of record of its shares, as determined in accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Question 152.01 of the Staff’s Exchange Act Rules Compliance and Disclosure Interpretations. Because the Company’s shares are already held of record by less than 300 persons, the proposed reverse stock split will not have the effect of causing the Company’s equity securities to become eligible for termination of registration pursuant to Rule 13e-3(a)(3)(ii)(A). The foregoing number of holders of record is estimated based on the most recent security position listing available to the Company. The Company expects to receive an updated security position listing prior to filing of definitive proxy statement, and will include the actual number in the definitive proxy statement.

Further, the Company’s common stock is quoted on the OTCQB, and not on a national securities exchange or inter-dealer quotation system of a registered national securities association. As a result, Rule 13e-3(a)(3)(ii)(B) does not apply.

In response the Staff’s comment, the Company will add the following disclosure on page 9 of the Amendment to the Proxy Statement (the “Proxy Amendment”), under Proposal Number 2 (under the subheading “Principal Effects of a Reverse Stock Split”), with the bracketed number below being updated based actual number of holders of record as set forth on the security holder reports that the Company will obtain before filing of the Proxy Amendment:

“As of October 7, 2013, we had approximately [80] holders of record of its shares. The proposed reverse stock split, even if implemented at the 1-for-20 ratio, is expected to reduce the number of record holders of our common stock by approximately five to ten holders of record.”

The Company will also include the following additional disclosure on page 7 of the Proxy Amendment, under Proposal Number 2 (under the subheading “Purchase of a Reverse Stock Split”):

“A primary purpose for increasing the market price of our common stock is to increase the likelihood of our common stock becoming eligible for listing on the The Nasdaq Stock Market or other securities exchange, which we believe would improve the marketability and liquidity of our common stock for our stockholders.”

2.     We note your disclosure on page 6 that if the proposal to increase the number of the Company’s authorized shares of common stock to 300,000,000 is approved by the stockholders and effectuated by the Board of Directors, then the number of authorized shares of common stock will be reduced by the ratio of the reverse stock split. We also note your disclosure on page 5 that the Board retains discretion regarding if and when to effectuate the increase in your authorized shares. Please revise to provide disclosure, where appropriate, describing the effect on your total authorized shares if the Board waits to implement the authorized share increase until after the reverse split is conducted.

Securities and Exchange Commission October 8, 2013 Page 3

If the proposed reverse stock split is approved by stockholders and becomes effective before the authorized share increase amendment, the Company will not implement the authorized share increase as it will no longer be necessary to authorize additional shares for issuance. The Company will add the following disclosure on page 5 of the Proxy Amendment, under Proposal Number 1 (under the subheading “Effective Date of the Authorized Share Increase”):

“If Proposal Number 2 is approved by stockholders, and the reverse stock split described in that proposal becomes effective before the Amendment is filed and becomes effective, then the Board will not proceed with the Amendment because the increase in the authorized shares will no longer be necessary.”

3.     We note the types of awards available under your 2008 compensation plan, as described on page 15, are options to purchase shares of your common stock or stock purchase rights. Given that the plan contains options or rights, please revise to provide the information required by Item 10(b)(2) of Schedule 14A.

The Company respectfully acknowledges the Staff’s comment and will include the following additional revised disclosures on page 15 of the Proxy Amendment in Proposal Number 3 (under the subheading “Types of Awards”):

“Types of Awards

Awards authorized under the 2008 Plan may consist of options to purchase shares of our common stock and stock awards and purchase rights. An award may consist of one such security, or a combination of both.

Stock Options. A stock option entitles the recipient to purchase a specified number of shares of common stock at a fixed price subject to terms and conditions set by the administrator, including conditions for exercise that must be satisfied, which typically will be based solely on continued provision of services for a specified period of time. The purchase price of shares of common stock covered by a stock option cannot be less than 100% of the fair market value of the common stock on the date the option is granted. Fair market value of the common stock is generally determined by the Company to be equal to the average market price of the common stock for the five trading days following the date of approval of the grant.

Stock Awards and Purchase Rights. Stock awards or purchase rights entitle the participant the right to acquire, for a specified purchase price or for no purchase price, a fixed number of shares of common stock, subject to terms and conditions set by the administrator. The administrator determines the price at which the shares subject to the stock award or purchase right may be purchased, or that no purchase price is required. Unless otherwise provided in the applicable award agreement, any purchase right to acquire shares under the 2008 Plan (other than a stock option) will automatically expire if not exercised by the participant within 30 days after the grant of such right was communicated to the participant by the Company.

Securities and Exchange Commission October 8, 2013 Page 4

On September 27, 2013, the closing price of the our common stock as reported on OTCQB was $0.30, and the average closing price for the five trading days ending on September 27, 2013 was $0.31.”

* * * * *

Enclosed herewith is a letter from the Company making the statements requested of it by the Staff with respect to the comment process.

We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

Sincerely, /s/ John J. McIlvery John J. McIlvery

cc:     Lonnie Schnell

October 8, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Talon International, Inc. Responses to Staff Comments of September 24, 2013 with respect to: Preliminary Proxy Statement on Schedule 14A Filed September 6, 2013 File No. 001-13669

Ladies and Gentlemen:

On behalf of Talon International, Inc. (the “Company”), in my capacity as Chief Executive Officer of the Company, I hereby provide the following acknowledgements in reply to the Staff’s comment letter, dated September 24, 2013.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the Amendment;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4100.

Sincerely, /s/ Lonnie D. Schnell Lonnie D. Schnell Chief Executive Officer

cc:     John McIlvery